March 1, 2005

Mail Stop 0409

Toby Chu
Chairman and Chief Executive Officer
SE Global Equities Corp.
P.O. Box 297
1142 S. Diamond Bar Boulevard
Diamond Bar, CA  91765


Re:	SE Global Equities Corp.
      Preliminary Proxy Statement on Schedule 14A
      Registration No. 0-26347
      Filed on February 8, 2005

Dear Mr. Chu:

	This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above to the following comments:

1. Please provide us with a supplemental analysis as to what exemption from registration you relied upon in connection with the issuance of 341.5 million shares of your common stock to Asia Net and other related entities.

2. We refer to the proxy card you attached as Exhibit 99.1 to the PRE
14A filed on February 8, 2005. Specifically, we refer to Resolution
9 on the proxy card which asks for stockholder approval to "approve and ratify the actions and deeds of the directors and officers for and on behalf of the Corporation since last fiscal year." This resolution is not listed in the PRE 14A nor is any discussion of the resolution included in the proxy statement. Please revise the 14A to give a full discussion of the reasons for this proposal, including the actions and deeds for which you are seeking ratification, and the votes needed in order for the proposal to be approved.

3. We note that several of the proposals that shareholders are being asked to approve are necessary in order for the company to complete the terms of the acquisition of AMMT-BVI. Since shareholders are being asked to approve these measures, and the acquisition of Asia Net is contingent upon these proposals being effected, it appears that shareholders are therefore, in essence, being asked to approve the acquisition of AMMT-BVI. Please provide the relevant disclosure required by Items 13 and 14 of Schedule A, including pro forma financial statements and financial statements for AMMT-BVI. We refer to Note A of Schedule 14A.

*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call Owen Pinkerton at
(202)
942-1971 or the undersigned at (202) 942-1960.


      Sincerely,



Elaine Wolff
Branch Chief

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